INFLUENCE MOBILE INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2025 AND 2024

CPAs | CONSULTANTS | WEALTH ADVISORS

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INFLUENCE MOBILE INC. AND SUBSIDIARIES
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEPENDENT AUDITORS' REPORT

Shareholders
Influence Mobile Inc. and Subsidiaries
Seattle, Washington

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Influence Mobile Inc. and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Influence Mobile Inc. and Subsidiaries as of December 31, 2025 and 2024, and the results of their consolidated operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Influence Mobile Inc. and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses, has an accumulated deficit, has negative cash flows from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Influence Mobile Inc. and Subsidiaries' ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Influence Mobile Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Influence Mobile Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.



CliftonLarsonAllen LLP

Walnut Creek, California
April 18, 2026

INFLUENCE MOBILE INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
CURRENT ASSETS		
Cash	$ 570,213	$ 2,095,880
Accounts Receivable, Net	2,709,239	4,439,342
Prepaid Expenses, Deposits and Other Current Assets	632,441	1,858,346
Total Current Assets	3,911,893	8,393,568
NONCURRENT ASSETS		
Property, Plant, and Equipment, Net	43,246	92,239
Right-of-Use Assets, Net	-	18,255
Intangible Assets, Net	188,578	179,241
Goodwill, Net	1,708,518	2,288,890
Deferred Tax Assets	126,856	1,813,261
Advance to Related Party	9,991	9,991
Other Noncurrent Assets	16,632	16,632
Total Noncurrent Assets	2,093,821	4,418,509
Total Assets	$ 6,005,714	$ 12,812,077
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 2,949,272	$ 4,322,555
Lease Liabilities - Short Term	-	18,446
Rewards Payable	443,286	855,500
Total Current Liabilities	3,392,558	5,196,501
NONCURRENT LIABILITIES		
SAFE Notes and RSAs	1,055,238	-
Total Noncurrent Liabilities	1,055,238	-
Total Liabilities	4,447,796	5,196,501
SHAREHOLDERS' EQUITY		
Share Capital:		
Preferred Shares	7,105,991	7,105,991
Common Shares	3,102,590	3,102,585
Total Share Capital	10,208,581	10,208,576
Additional Paid-In Capital	(132,420)	(30,195)
Accumulated Deficit	(8,518,243)	(2,562,805)
Total Shareholders' Equity	1,557,918	7,615,576
Total Liabilities and Shareholders' Equity	$ 6,005,714	$ 12,812,077

See accompanying Notes to Consolidated Financial Statements.

INFLUENCE MOBILE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
REVENUES	$ 28,691,255	$ 42,718,860
COST OF SALES	4,535,218	8,662,321
GROSS MARGIN	24,156,037	34,056,539
OPERATING EXPENSES		
General and Administrative Expenses	28,337,640	40,264,723
Impairment Loss	-	868,333
Credit Loss	-	130,445
Total Operating Expenses	28,337,640	41,263,501
OPERATING LOSS	(4,181,603)	(7,206,962)
OTHER INCOME (EXPENSE)		
Interest Expense	(50,594)	(13,797)
Interest Income	38,885	200,122
Gain (Loss) on Foreign Exchange	16,231	(57,253)
Fair Value Adjustment of SAFE Notes and RSAs	174,962	-
Other Income - Net	114,255	61,335
Total Other Income	293,739	190,407
LOSS BEFORE INCOME TAXES	(3,887,864)	(7,016,555)
BENEFIT (EXPENSE) FOR INCOME TAXES	(2,067,574)	1,579,034
NET LOSS	$ (5,955,438)	$ (5,437,521)

See accompanying Notes to Consolidated Financial Statements.

INFLUENCE MOBILE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Shares	Series A Preferred Shares	Series Seed Preferred Shares	Series A-2 Convertible Preferred Shares	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Equity
BALANCE - DECEMBER 31, 2023	$ 3,102,577	$ 3,567,034	$ 1,335,585	$ 2,203,372	$ 47,898	$ 2,874,716	$ 13,131,182
Net Loss for the Year	-	-	-	-	-	(5,437,521)	(5,437,521)
Exercise of Options	1	-	-	-	6,267	-	6,268
Exercise of Warrants	7	-	-	-	32,250	-	32,257
Loans to Shareholders	-	-	-	-	(490,706)	-	(490,706)
Stock-Based Compensation Expense	-	-	-	-	374,096	-	374,096
BALANCE - DECEMBER 31, 2024	3,102,585	3,567,034	1,335,585	2,203,372	(30,195)	(2,562,805)	7,615,576
Net Loss for the Year	-	-	-	-	-	(5,955,438)	(5,955,438)
Exercise of Options	5	-	-	-	484	-	489
Loans to Shareholders	-	-	-	-	(140,309)	-	(140,309)
Stock-Based Compensation Expense	-	-	-	-	37,600	-	37,600
BALANCE - DECEMBER 31, 2025	$ 3,102,590	$ 3,567,034	$ 1,335,585	$ 2,203,372	$ (132,420)	$ (8,518,243)	$ 1,557,918

See accompanying Notes to Consolidated Financial Statements.

INFLUENCE MOBILE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (5,955,438)	$ (5,437,521)
Adjustments to Reconcile Net Loss to Net Cash		
Used by Operating Activities:		
Amortization and Depreciation	692,028	840,621
Write-off of Intangible Assets	-	50,000
Impairment of Intangible Assets	-	868,333
Credit Loss on Note Receivable	-	130,445
Fair Value Adjustment of SAFE Notes and RSAs	(174,962)	-
Deferred Income Taxes	1,686,405	(1,253,483)
Stock-Based Compensation	37,600	374,096
(Increase) Decrease in Assets:		
Trade and Other Receivables	1,730,103	2,071,560
Prepaid Expenses and Deposits	1,225,905	(195,014)
ROU Assets	18,255	108,866
Increase (Decrease) in Liabilities:		
Accounts Payable - Trade	(1,373,283)	(129,154)
Lease Liabilities	(18,446)	(110,006)
Rewards Payable	(412,214)	(14,369)
Net Cash Used by Operating Activities	(2,544,047)	(2,695,626)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property, Plant, and Equipment	-	(50,316)
Purchases of Intangible Assets	(72,000)	(793,885)
Net Cash Used by Investing Activities	(72,000)	(844,201)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Exercise of Stock Options	489	6,268
Proceeds from Exercise of Warrants	-	32,257
Proceeds from SAFE Notes and RSA's Issued	1,230,200	-
Loans to Shareholders	(140,309)	(490,706)
Net Cash Provided (Used) by Financing Activities	1,090,380	(452,181)
NET DECREASE IN CASH RESOURCES	(1,525,667)	(3,992,008)
Cash - Beginning of Year	2,095,880	6,087,888
CASH - END OF YEAR	$ 570,213	$ 2,095,880
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Income Taxes	$ 38,550	$ 754,968
Interest Paid	$ 38,977	$ 8,622

See accompanying Notes to Consolidated Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The accompanying consolidated financial statements are comprised of the Influence Mobile Inc. and its wholly owned subsidiary, Influence Mobile Canada Inc. (collectively, the Company). Influence Mobile Inc. owns 100% of Influence Mobile Canada Holdings Inc., which owns 100% of Influence Mobile Exchangeco Inc., which owns 100% of Influence Mobile Canada Inc. Influence Mobile Canada Holdings Inc. and Influence Mobile Exchangeco Inc. were incorporated under the laws of the Canada Business Corporations Act. Both companies are dormant and have no activity.

Influence Mobile Inc. was incorporated in the state of Washington in the United States in 2012. Influence Mobile Inc. owns and operates a rewarded gaming platform that entices and nurtures high-value mobile gamers by engaging them with relevant rewards.

Influence Mobile Canada Inc. was incorporated under the laws of the Canada Business Corporations Act on April 4, 2005. Influence Mobile Canada Inc. is an advertising agency.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The principle accounting policies adopted in the preparation of the consolidated financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Principles of Consolidation and Presentation Currency

The consolidated financial statements incorporate the financial statements of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

The Company's functional currency is the U.S. dollar. The consolidated financial statements are presented in U.S. dollars.

Liquidity

The Company has an accumulated deficit of $8.5 million and $2.6 million as of December 31, 2025 and 2024, respectively, has used $2.5 million and $2.7 million of cash in operations for the years ended December 31, 2025 and 2024, respectively, and has reported recurring losses from operations since 2024. Management has identified these conditions as raising substantial doubt about the Company's ability to continue as a going concern.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liquidity (Continued)

The Company's primary source of funding has historically been revenue generated from operations. Management is actively executing on plans to address these conditions, including: driving revenue growth through the continued adoption of its Rewarded Play platform and new product initiatives, pursuing equity financing through various avenues, and maintaining active discussions with existing and prospective investors regarding additional capital, though there can be no assurance such efforts or other funding initiatives will be successful.

Management believes these plans, if successfully executed, will be sufficient to fund operations for at least twelve months from the date these financial statements are available to be issued. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

Revenue Recognition

Effective January 1, 2020, the Company adopted *Accounting Standards Codification* (ASC) Topic 606, *Revenue from Contracts with Customers* (ASC 606).

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five steps:

1) Identify the contract(s) with a customer – A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s intent and ability to pay, which is based on a variety of factors including the customer’s historical payment experience, and for new customers, credit and financial information pertaining to the customer.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company combines two or more contracts entered into at or near the same time with the same customer and account for them as a single contract if (i) the contracts are negotiated as a package with a common commercial objective, (ii) the amount of consideration to be paid in one contract depends on the price or performance of the other contract or (iii) some or all of the goods or services in one contract would be combined with some or all of the goods and services in the other contract into a single performance obligation. The Company's contracts typically do not require combination; however, if two or more contracts were required to be combined, the Company would aggregate the consideration to be received from the customer and allocate it to the individual performance obligations without regard to the consideration specified in the individual contracts.

The Company will occasionally modify an existing contract to either add or remove performance obligations, correct mathematical errors, or clarify contract obligations. When a contract modification takes place, the modification in conjunction with the original contract, are considered one contract and accounted for accordingly.

2) Identify the performance obligations in the contract – Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company must apply judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation. The Company's performance obligations consist of sales of subscriptions, billed monthly, to access the Company's software platform as well as certain related services.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

3) Determine the transaction price – The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The amount of consideration is not adjusted for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less under the practical expedient in ASC 606-10-32-18. The Company's revenue arrangements are typically accounted for under such expedient as payments are within one year of performance for the Company's services. As of December 31, 2025 and 2024, none of the Company's contracts contained a significant financing component. The Company has elected the practical expedient to exclude any sales incentives or taxes collected from the customer which are subsequently remitted to government authorities.

4) Allocate the transaction price to the performance obligations in the contract – If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (SSP) basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. The consideration to be received is allocated among the separate performance obligations based on relative SSPs. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. The Company estimates SSP where the Company sells the goods and services separately and needs to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services or in situations where the contract has options that require evaluation as to whether or not they constitute a material right. For items where a stand-alone selling price cannot be reasonably established, the residual method is used to allocate the transaction price to the performance obligation.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

5) Recognize revenue over time as the Company satisfies a performance obligation – The Company satisfies performance obligations over time as discussed in further detail below. Revenue is recognized over time if (1) the customer simultaneously receives and consumes the benefits provided by the Company's performance, (2) the Company's performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or (3) the Company's performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If the Company does not satisfy a performance obligation over time, revenue is recognized at the point in time the related performance obligation is satisfied by transferring a promised good or service to a customer. During the years ended December 31, 2025 and 2024, all of the Company's revenue was recognized over time.

Cost to Obtain and Fulfill a Contract

The Company sometimes incurs costs to obtain a contract with a customer, such as selling and marketing costs, bid and proposal costs, sales commissions, and legal fees. As per U.S. GAAP, the Company recognizes as an asset the incremental costs of obtaining a contract with a customer when the Company expects to recover those costs. Only incremental costs are recognized as assets. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained (for example, sales commissions). The Company incurs sales commissions as incremental costs to obtain a contract. U.S. GAAP requires that costs be amortized over a period that is consistent with the estimated transfer to the customer of the goods or services to which the asset relates. There were no such costs incurred during the years ended December 31, 2025 and 2024.

Contract Modifications

In case of modification or amendment made to a particular contract, there will be addition or reduction of distinct services. That is, the customers have the option to add the number of modules subscribed to in the contract by way of modification. The increase in contract price, due to such modification reflects the standalone selling price of the additional distinct services. Hence, such modification is to be considered as a separate contract and revenue to be recognized separately. In case of reduction in modules opted for, for a future performance obligation, amount to the extent of reduction will be reduced from deferrals of revenue.

Customers' Sales Incentives

The Company provides consideration to customers, such as sales allowances or discounts on a regular basis. In accordance with *Accounting Standards Codification* (ASC) 606, the Company estimates customer sales incentives due as sales are made and records them as a reduction of net revenues.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Players Reward Program

The Company offers a loyalty program to allow users to accumulate units in exchange for reviewing and using the mobile games. Users can redeem points for different rewards offered by the Company, such as gift cards, which can be earned by playing and accumulating redeemable points. The Company recognizes a charge as a cost of sales when the points become redeemable for issuing gifts and records a corresponding liability in the player rewards program.

Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes are reasonable under the circumstances, to determine the carrying value of assets and liabilities that are not readily apparent from other sources. Significant estimates and judgments include, but are not limited to, methods and assumptions used to estimate fair values of goodwill, amortization of goodwill, intangible assets acquired in business combination, rewards payable, stock-based compensation, allowance for credit losses, useful lives of property plant and equipment and useful lives of intangible assets. Actual results could differ from those estimates.

Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for credit losses is provided where considered necessary. Provisions are made for customer rebates. Depreciation is based on the estimated useful lives of property, plant, and equipment.

Provision for rewards payable is based upon past experience and agreements signed with customers. The difference between actual experience and estimated experience has historically been insignificant.

Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties. These estimates and assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the years in which they become known.

Cash

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts at large U.S. and Canadian financial institutions; therefore, the Company believes the risk of nonperformance is remote.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable, Notes Receivable and Allowance for Credit Losses

The Company uses a combination of historical loss experience, current economic conditions, and forward-looking information to estimate credit losses for financial assets. The Company considers various factors such as customer creditworthiness and collateral values to estimate credit losses.

Accounts receivable are stated at their estimated collectible amounts and comprise amounts billed and currently due from customers. The Company extends credit to customers in the normal course of business. The Company establishes an allowance for credit losses to present the net amount of accounts receivable expected to be collected. The allowance represents the estimate of expected credit losses based on historical experience, current economic conditions, and certain forward-looking information. At December 31, 2025 and 2024, management has determined an allowance for credit losses was not significant.

Notes receivable are stated at their estimated collectible amounts and comprise amounts due from the holders. The Company establishes an allowance for credit losses to present the net amount of notes receivable expected to be collected. The allowance represents the estimate of expected credit losses based on historical experience, current economic conditions, and certain forward-looking information. At December 31, 2025 and 2024, management has determined an allowance for credit losses was not significant.

Property and Equipment

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property and equipment are reflected in income. Depreciation is computed using the straight-line method for financial reporting purposes based on the estimated useful lives of assets.

Computer Equipment	3 to 5 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	5 Years

Intangible Assets

Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives. Intangible assets subject to amortization are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of an intangible asset is not recoverable when it exceeds the sum of the undiscounted future cash flows expected to result from its use and eventual disposal. In such a case, an impairment loss must be recognized and is equivalent to the excess of the carrying amount of an intangible asset over its fair value. The Company recorded an impairment loss in the amount of $-0- and $868,333 during the years ended December 31, 2025 and 2024, respectively.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date of control (acquisition date). Goodwill is measured as the excess of the cost of the acquisition over the Company's interests in the net fair value of the identifiable net assets, liabilities, and contingent liabilities of the acquiree recognized at the date of acquisition. The Company has elected the private company accounting alternative to amortize goodwill on a straight-line basis over seven and a half years and tests goodwill for impairment at the entity level. Goodwill is tested for impairment only when a triggering event occurs, or circumstances change that indicate the fair value of the entity may be less than its carrying value.

In accounting for business combinations, the Company does not recognize separately from goodwill customer-related intangible assets not capable of being sold or licensed independently from other assets of the business and noncompetition agreements.

Financial Asset Impairment

The Company assesses impairment of all its financial assets, except those classified as held for trading or available for sale. Management considers whether the issuer is having significant financial difficulty; whether there has been a breach in contract, such as a default or delinquency in interest or principal payments in determining whether objective evidence of impairment exists. Impairment is measured as the difference between the asset's carrying value and its fair value. Any impairment, which is not considered temporary, is included in the current year income. The Company recorded a credit loss in the amount of $-0- and $130,445 during the years ended December 31, 2025 and 2024, respectively.

Advertising

User Acquisition Expenses

The Company incurs costs to acquire mobile application users through advertising campaigns. These expenses are included in the general and administrative expenses during the years ended December 31, 2025 and 2024.

Advertising costs and users' acquisition costs are expensed as incurred. Advertising costs and users' acquisition costs were $17,404,769 and $22,021,447 for years ended December 31, 2025 and 2024, respectively.

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their amounts reported in the consolidated financial statements, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to federal and provincial income taxes in Quebec, Canada and the U.S.A. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is subject to Canada and Quebec income tax examinations by tax authorities for all years since its incorporation.

Foreign Currency Transactions

Transaction denominated in currencies other than the functional currency are initially measured in the functional currency of the Company at exchange rates prevailing at the transaction dates (spot exchange rates). Monetary assets and liabilities are re-measured at the exchange rates at the respective balance sheet date. Exchange gains and losses on re-measurement or settlement are recognized in the consolidated statements of operations.

Nonmonetary items are measured at historical cost using the exchange rates at the dates of the respective transactions.

Leases

The Company leases office space. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets, and operating lease liabilities on the balance sheet.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most the of leases do not provide an implicit rate, the Company elected to use a risk-free rate commensurate with the lease term in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has elected to recognize payments for short-term leases with a lease term of 12 months or less as expense as incurred and these leases are not included as lease liabilities or ROU assets on the consolidated balance sheets.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

The Company has elected not to separate nonlease components from lease components and instead accounts for each separate lease component and the nonlease component as a single lease component.

In evaluating contracts to determine if they qualify as a lease, the Company considers factors such as if the Company has obtained substantially all of the rights to the underlying asset through exclusivity, if the Company can direct the use of the asset by making decisions about how and for what purpose the asset will be used and if the lessor has substantive substitution rights. This evaluation may require significant judgment.

Software Development Costs

ASC 350-40, Internal-Use Software, specifies that capitalization of purchased or internally developed software occurs during the application development stage. Once a project has reached application development, direct and incremental, internal and external costs are capitalized until the software is substantially complete and ready to be placed in service. Software development costs capitalized during the years ended December 31, 2025 and 2024 were $72,000 and $793,885, respectively. Additionally, software development costs disposed of during the years ended December 31, 2025 and 2024 were $-0- and $50,000, respectively.

The costs of developing routine enhancements are expensed as research and development costs as incurred. Total research and development costs were $134,240 and $314,778 for the years ended December 31, 2025 and 2024, respectively.

During the year 2024, the Company conducted a comprehensive review of its software development projects. As a result of this review, the Company determined that certain capitalized development costs are no longer deemed recoverable. As a result, the Company recorded an impairment loss in the amount of $868,333. This impairment loss is recorded in "Operating Expenses" in the consolidated statements of operations.

Fair Value of Financial Instruments

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Fair values of assets and liabilities measured as of December 31, 2025, are as follows:

	Fair Value Measurements at the End of the Reporting Period Using				
	Balance - December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Unobservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Recurring Fair Value Measurements:					
SAFE Notes and RSAs	$ 1,055,238	$ -	$ -	$ 1,055,238	$ 174,962

Adoption of New Measurement of Credit Loss Standard

For the year ended December 31, 2025, management has elected to early adopt ASU No. 2025-05, Financial Instrument—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that allows entities to assume that current conditions persist over the life of the asset, and an election permitting consideration of post-balance sheet cash collections when estimating expected credit losses.

As a result, for the year ended December 31, 2025, the Company no longer incorporates forward-looking macroeconomic forecasts into its credit loss estimates for outstanding accounts receivable and contract assets. Instead, the Company relies on historical loss experience and current conditions as of the reporting date. Additionally, the Company considered subsequent cash collections received prior to issuance of the consolidated financial statements when evaluating collectability through April 18, 2026. Interest is not accrued on past due amounts.

Subsequent Events

The Company has evaluated subsequent events through April 18, 2026, the date which the consolidated financial statements were available to be issued.

NOTE 2 LEASES – ASC 842

The Company leases office space under a long-term, noncancelable lease agreement. The lease expired during 2025. The agreements generally require the Company to pay real estate taxes, insurance, and repairs.

The following table provides quantitative information concerning the Company's leases:

Lease Costs:		
Operating Lease Cost	$	18,264
Short-Term Lease Cost		25,920
Total Lease Costs	$	44,184
Other Information:		
Operating Cash Flows from Operating Lease	$	18,454
Weighted Average Remaining Lease Term - Operating Lease		0 Years
Weighted Average Discount Rate - Operating Lease		N/A

Rent expense for the years ending December 31, 2025 and 2024 was $44,184 and $139,244, respectively.

NOTE 3 CONCENTRATIONS

Customers are considered major when sales volume exceeds 10% of total revenues for the year. No customers accounted for greater than 10% of sales for the years ended December 31, 2025 and 2024.

Management considers a concentration of credit risk when outstanding accounts receivable from a customer exceeds 10% of total accounts receivable. No customers accounted for greater than 10% of total accounts receivable as of December 31, 2025. One customer accounted for 19% of total accounts receivable as of December 31, 2024.

During the years ended December 31, 2025 and 2024, two vendors accounted for approximately 53% and 47% of the Company’s accounts payable, respectively.

NOTE 4 NOTE RECEIVABLE

The Company held a note receivable comprising a convertible promissory note of $100,000 from Opera Event Inc. (the Borrower). This note bears interest at an annual rate of 12.5% and is due on demand. During the year 2024, the Company recognized a credit loss related to this note receivable in the amount of $130,445, which includes both principal and accrued interest. This credit loss is recorded in "Operating Expenses" in the consolidated statements of operations.

NOTE 5 ADVANCES TO RELATED PARTIES

The advances to related parties via common interest are composed of amounts paid on behalf of those related parties, and employees or shareholders of the Company. They are noninterest bearing, unsecured and have no specified terms of repayment in the total amount of $9,991 as of December 31, 2025 and 2024.

NOTE 6 LOANS TO SHAREHOLDERS

During 2023, the Company entered into a note receivable agreement with a shareholder with a maximum principal amount of $1,600,000. The note is funded in tranches, consisting of (i) $600,000 to be advanced by the end of the first quarter of 2023, (ii) $400,000 to be advanced by the end of the third quarter of 2023, and (iii) monthly advances of $12,500 beginning April 1, 2023 and continuing on the first day of each month thereafter for 48 consecutive months. The outstanding principal balance of the note is adjusted as amounts are advanced to the shareholder. The note bears interest at an annual rate of 3.2% and is due on March 10, 2028. The note is secured by a pledge of the borrower’s shares of stock in the Company. The Company has evaluated the collectability of the note and has determined that it is probable that the full amount of the note, including accrued interest, will be collected. The carrying amount of the note receivable as of December 31, 2025, is $1,475,985, including accrued interest of $100,985. The carrying amount of the note receivable as of December 31, 2024, is $1,320,676, including accrued interest of $58,176, is recorded as a contra-equity amount within additional paid-in capital.

During 2024, the Company entered into a note receivable agreement with a shareholder, for a principal amount of $480,000 payable in two tranches. First tranche of $300,000 was paid on January 1, 2024. The second tranche of $180,000 is unfunded as of December 31, 2025 and shall be funded on a subsequent date as mutually agreed by the borrower and the Company. The note bears no interest. The first tranche is due on January 1, 2029 and the second tranche will be due five years from the funding date. The note is secured by a pledge of the borrower’s shares of stock in the Company. The Company has evaluated the collectability of the note and has determined that it is probable that the full amount of the note will be collected. The carrying amount of the note receivable as of December 31, 2025 and 2024 is $300,000 and is recorded as a contra-equity amount within additional paid-in capital.

The notes receivables are classified as contra-equity on the accompanying consolidated balance sheets.

NOTE 7 PROPERTY, PLANT, AND EQUIPMENT

Property and equipment at December 31, 2025 and 2024 consists of the following:

	2025	2024
Computer Equipment	$ 456,447	$ 456,447
Leasehold Improvements	113,569	113,569
Furniture and Fixtures	105,410	105,410
Total	675,426	675,426
Less: Accumulated Depreciation	(632,180)	(583,187)
Property and Equipment, Net	$ 43,246	$ 92,239

Depreciation expense for the years ended December 31, 2025 and 2024 $48,993 and $51,467, respectively.

NOTE 8 INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization, and net carrying amount of the Company's intangible assets at December 31, 2025 and 2024, is as follows:

	Customer List	Trademark	Software	Total
Cost				
Balance - January 1, 2025	$ 31,733	$ 14,890	$ 365,552	$ 412,175
Additions during the year	-	-	72,000	72,000
Balance - December 31, 2025	$ 31,733	$ 14,890	$ 437,552	$ 484,175
Amortization				
Balance - January 1, 2025	$ 26,267	$ -	$ 206,667	$ 232,934
Amortization for the Year	2,116	-	60,547	62,663
Balance - December 31, 2025	$ 28,383	$ -	$ 267,214	$ 295,597
Carrying Amount				
December 31, 2025	$ 3,350	$ 14,890	$ 170,338	$ 188,578
December 31, 2024	$ 5,466	$ 14,890	$ 158,885	$ 179,241

Amortization expense for the years ended December 31, 2025 and 2024 was $62,663 and $208,783, respectively.

Based on current intangible assets subject to amortization, the Company's estimated future intangible asset amortization expense is as follows:

Year Ending December 31,	Amount
2026	$ 79,078
2027	78,196
2028	16,414
Total	$ 173,688

The trademark has an indefinite useful life. The carrying amount is $14,890.

NOTE 9 GOODWILL

At December 31, 2025 and 2024, the carrying value of goodwill is as follows:

	2025	2024
Gross Carrying Amount	$ 4,352,785	$ 4,352,785
Accumulated Amortization	(2,644,267)	(2,063,895)
Total	$ 1,708,518	$ 2,288,890

Goodwill is amortized on a straight-line basis over 7.5 years. Amortization expense for the years ended December 31, 2025 and 2024 was $580,372.

Based on current goodwill subject to amortization, the Company's estimated future goodwill amortization expense is as follows:

Year Ending December 31,	Amount
2026	$ 580,372
2027	580,372
2028	547,774
Total	$ 1,708,518

As discussed in Note 1, conditions and events raise substantial doubt about the Company's ability to continue as a going concern. Management performed a goodwill impairment evaluation, including a quantitative analysis, which did not result in the recognition of an impairment loss.

NOTE 10 ACCOUNTS PAYABLE

Accounts payable at December 31, 2025 and 2024 consists of the following:

	2025	2024
Trade Accounts Payable	$ 1,737,898	$ 2,349,044
Accrued Expense	1,140,290	1,806,349
Vacation Payable	4,641	8,898
Other	66,443	158,264
Total	$ 2,949,272	$ 4,322,555

NOTE 11 SHARE CAPITAL

Authorized

At December 31, 2025, the Company has authorized 45,000,000 common shares, par value $0.0001 per share, voting, cumulative, participating, and nonredeemable.

During the year ended December 31, 2025, 48,938 stock options were exercised to common shares at par value of $0.0001 per share.

NOTE 11 SHARE CAPITAL (CONTINUED)

At December 31, 2025, there were 3,492,066 shares of issued and outstanding shares of noneconomic voting common stock, par value $0.0001 per share, voting, nonparticipating, nonredeemable and 9,850,539 issued and outstanding shares of voting and participating common stock.

At December 31, 2025, the Company has authorized 16,433,690 preferred shares, voting, noncumulative, nonredeemable, par value $0.0001 per share of which 3,983,690 shall be designated as Series Seed preferred shares, par value $0.0001 per share, and 3,750,000 shares shall be designated Series A preferred shares, par value of $0.0001 per share, and 8,700,000 shall be designated as Series A-2 preferred shares, par value of $0.0001 per share and convertible into common shares at certain trigger events or at the option of the holder.

A summary of the number of shares and the respective amount is as below:

	2025	2024
9,850,539 Issued and Outstanding Common Shares, Voting and Participating	$ 2,590	$ 2,585
3,492,066 Issued and Outstanding Common Shares, Voting and Nonparticipating	3,100,000	3,100,000
Subtotal	3,102,590	3,102,585
7,972,556 Issued and Outstanding Series A-2 Convertible Preferred Shares, Voting	2,203,372	2,203,372
3,749,690 Issued and Outstanding Series A Preferred Shares, Voting	3,567,034	3,567,034
3,983,690 Issued and Outstanding Series Seed Preferred Shares, Voting	1,335,585	1,335,585
Total	$ 10,208,581	$ 10,208,576

NOTE 12 STOCK OPTIONS

The Company has an employee stock option plan (the Stock Option Plan). The general terms of award under the plan provide that options in the common stock of the Company are granted to employees for their service. These options vest over 1-4 years and expire after a maximum of ten years.

Option awards are generally granted with an exercise price equal to the estimated fair value price of the Company's stock at the date of grant. The granting of options under the Stock Option Plan is at the discretion of the board of directors. Options granted under the Stock Option Plan generally vest based on schedules determined by the board of directors at the date of grant, primarily over a period of four years.

NOTE 12 STOCK OPTIONS (CONTINUED)

The Company accounts for stock-based compensation using fair values of stock-based awards as determined using the Black-Scholes option pricing model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the award's expected list and the expected volatility of the underlying stock. The risk-free interest rate for the expected term of the option is based on the yield available on the United States Treasury Zero Coupon issues with an equivalent expected term. As the Company has limited historical option exercise data, the expected term of the stock options granted to employees was calculated as the average of an options weighted-averaged vesting period and its contractual term. The Company is permitted to use this method until sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The computation of expected volatility was based on the volatility of comparable companies from a representative peer group selected based on industry data. Stock compensation expense for award with graded vesting is recognized using the straight-line method. The Company accounts for stock-based awards issued in exchange for the receipt of goods or services from non-employees at the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Fair value of the awards issued is determined and recognized in expenses throughout the performance period using the Black-Scholes option pricing model.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model. There were no options granted during the years ended December 31, 2025 and 2024.

A summary of the status of the option plan and changes during the years ended December 31 are as follows:

	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding - December 31, 2024	5,397,158	$ 0.63	5.33
Granted	-	-	
Exercised	(48,938)	0.01	
Forfeited	(52,474)	1.69	
Expired	(983,946)	1.24	
Outstanding - December 31, 2025	4,311,800	$ 0.49	3.81
Exercisable - December 31, 2024	5,237,606	$ 0.60	2.25
Exercisable - December 31, 2025	4,283,179	$ 0.48	3.79

The total intrinsic value of the options outstanding during the years ended December 31, 2025 and 2024 was $405,255 and $7,269,967, respectively.

NOTE 12 STOCK OPTIONS (CONTINUED)

There was approximately $25,749 of total unrecognized compensation cost as of December 31, 2025, related to nonvested options under the Stock Option Plan, which is expected to be recognized over a weighted average period of approximately 1.22 years. The total stock-based compensation expense recognized during the years ended December 31, 2025 and 2024 was $37,600 and $374,096, respectively.

NOTE 13 WARRANTS

During the year ended December 31, 2017, and December 31, 2018, pursuant to the terms of certain now-settled debt agreements, the Company issued warrants to purchase shares of the Company's common stock. These warrants are fully vested and classified as equity instruments.

During the year ended December 31, 2024, 82,345 warrants were exercised into common share while 33,355 warrants expired unexercised. During the year ended December 31, 2025, the remaining number of warrants totaling 208,265 expired unexercised.

NOTE 14 INCOME TAXES

Income before income taxes (expense) benefit consisted of the following for the years ended December 31, 2025 and 2024:

	2025	2024
Domestic	$ (3,633,954)	$ (6,832,305)
Foreign	(253,910)	(184,250)
Total	$ (3,887,864)	$ (7,016,555)

The provision for income taxes (expense) benefit consisted of the following for the years ended December 31:

	2025	2024
Current		
U.S. Federal	$ 398,280	$ (379,518)
State	(28,256)	14,536
Foreign	11,145	39,431
Total	381,169	(325,551)
Deferred		
U.S. Federal	1,660,692	(1,079,203)
State	117,283	(157,753)
Foreign	(91,570)	(16,527)
Total	1,686,405	(1,253,483)
Total (Expense) Benefit for Income Taxes	$ (2,067,574)	$ 1,579,034

NOTE 14 INCOME TAXES (CONTINUED)

A reconciliation of income tax expense with amounts determined by applying the statutory U.S. federal, state and foreign income tax rate to pre-tax loss is as follows for the years ended December 31, 2025:

	2025	2024
Expected Provision at Statutory Federal Rate	$ (815,718)	$ (1,473,477)
State Tax, Net of Federal Benefit	(226,549)	(128,341)
Earnings Taxed at Different Foreign Rates	(38,983)	81,771
Tax Credits (Federal and State)	(200,000)	(175,942)
Return to Provision	(470,131)	(25,924)
Goodwill Amortization	121,878	121,878
Stock-Based Compensation	6,090	5,671
Other Permanent Items	(36,447)	7,715
Deferred Tax Adjustments	390,101	(13,353)
Changes in Tax Rates	8,287	5,706
Change in Valuation Allowance	3,454,246	-
Other Reconciling Items	(125,200)	15,262
Total (Expense) Benefit for Income Taxes	$ (2,067,574)	$ 1,579,034

Deferred income tax assets (liabilities) consisted of the following as of December 31, 2025:

Deferred Tax Assets	2025	2024
Net Operating Loss Carryforwards	$ 1,381,689	$ 93,639
Accruals and Reserves	13,480	-
Stock-Based Compensation	36,386	394,321
Income Tax Credits	870,174	175,942
Capitalized Research and Development Costs	1,322,067	1,525,975
Operating Lease Liabilities	-	4,879
Other Assets	-	3,556
Other Liabilities	128,225	-
Total Deferred Tax Assets	3,752,021	2,198,312
Valuation Allowance	(3,324,764)	-
Total Deferred Tax Assets	427,257	2,198,312
Deferred Tax Liabilities		
Goodwill and Identifiable Intangible Assets	(955)	-
Property and Equipment, Net	(4,886)	-
Operating Lease, Right-Of-Use Assets	-	(13,586)
Other Liabilities	-	194,872
Section 481(a) Adjustment	(294,560)	(566,337)
Total Deferred Tax Liabilities	(300,401)	(385,051)
Net Deferred Tax Assets	$ 126,856	$ 1,813,261

NOTE 14 INCOME TAXES (CONTINUED)

The Company accounts for income taxes under the asset and liability method, which requires the recognition of Deferred Tax Assets (DTAs) and Deferred Tax Liabilities (DTLs) for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

The Company recognizes DTAs to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If it is determined that Company would not be able to realize our DTAs in the future in excess of their net recorded amount, an adjustment would be made to the DTA through recognizing a valuation allowance, which would increase the provision for income taxes.

The Company records uncertain tax positions in accordance with U.S. GAAP on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs. On the basis of this evaluation, as of December 31, 2025, a valuation allowance of $3,324,764 has been recorded.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. With few exceptions, as of December 31, 2025, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2022. The Canadian Revenue Agency (CRA) has initiated a review of the 2023 and 2022 tax years.

On July 4th, 2025, the President signed into law significant federal tax legislation, H.R.1 (the "Tax Reform Act of 2025"). The legislation includes numerous changes to U.S. corporate income tax law, including but not limited to: permanent 100% bonus depreciation for qualified property, immediate expensing of domestic research and experimental expenditures, modifications to the limitation on business interest expense, increased Section 179 expensing limits, changes to the international tax regime, and expanded limitations on the deductibility of executive compensation under IRC Section 162(m). Most provisions are effective for tax years beginning after December 31, 2024, with certain transition rules and exceptions.

NOTE 14 INCOME TAXES (CONTINUED)

The Company will continue to evaluate IRS administrative guidance and elections related to Section 174A transition rules, including potential methods for recovering unamortized domestic R&E costs from prior years, as applicable.

NOTE 15 FINANCIAL INSTRUMENTS

The Company as part of its operations carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit Risk

Credit risk is the risk that one party to a financial instrument fails to meet its obligations and thereby causing the other party to incur a financial loss.

Cash, receivables, and advances to companies under common control represent the main financial assets of the Company exposed to credit risk.

Foreign Currency Risk

The foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk results from the Company's transactions in foreign currency which include Canadian dollar.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is, therefore, exposed to liquidity risk with respect to its financial liabilities recognized in the consolidated balance sheet. The Company ensures it has sufficient capital to meet short-term financial obligations after taking into account its cash on hand.

NOTE 16 CONTINGENCIES

In the normal course of business, the Company has the potential for various claims and legal proceedings and other contingencies. The Company regularly assesses all contingencies and believes, based on information presently known, that the ultimate liability for any matters, taking into account established accruals for estimated liabilities, will not be material to the financial position of the Company.

NOTE 17 LINE OF CREDIT

The Company entered into a secured operating line of credit agreement (LOC) with a Canadian financial institution in April 2021. The LOC provides for maximum borrowings of up to $2,000,000. The LOC is payable on demand and bears interest at the U.S. Base Rate of the Bank plus 1.50% per annum. The LOC is secured by substantially all the Company's assets. As of December 31, 2025, the Company borrowed approximately $525,000 against the LOC.

The Company was not in compliance with certain financial covenants as of December 31, 2025. The Company has not received a waiver from the lending institution and the Company remains in default of certain financial covenants.

NOTE 18 SIMPLE AGREEMENT FOR FUTURE EQUITY AND REVENUE SHARING AGREEMENT

During the period from May 2025 through June 2025, the Company issued Simple Agreements for Future Equity ("SAFEs") concurrently with Revenue Sharing Agreements ("RSAs") to several creditors, including officers and directors of the Company, in exchange for total cash consideration of $1,230,200, of which $240,000 was provided by officers and directors of the Company. The SAFE and RSA were entered into contemporaneously, are contractually linked, and are not legally detachable. The agreements are transferable only together and represent a single negotiated financing arrangement.

<u>Simple Agreement for Future Equity (SAFE)</u>
The SAFE provides the investor with the right to receive shares of the Company's capital stock upon the occurrence of certain future events, including an equity financing, liquidity event, or dissolution event, as defined in the agreement. The SAFE includes a pre-money valuation cap of $25.0 million and does not bear interest or have a stated maturity date.

Upon the occurrence of a qualifying equity financing, as defined in the agreement, the SAFE automatically converts into shares of preferred stock at a conversion price determined by reference to the valuation cap or the price paid by new investors, whichever is more favorable to the SAFE holder. In the event of a liquidity or dissolution event prior to conversion, the investor is entitled to receive cash or other consideration equal to the greater of the original investment amount or the amount that would have been received on an as-converted basis, subject to the liquidation priority provisions of the SAFE.

Prior to conversion, the SAFE does not convey voting rights, dividend rights (other than certain dividend-equivalent payments), or other rights typically associated with equity ownership.

<u>Revenue Sharing Agreement (RSA)</u>
Contemporaneously with the issuance of the SAFE, the Company entered into the RSA as a material inducement for the investor to fund the SAFE. Under the RSA, the investor is entitled to receive quarterly payments based on a defined portion of the Company's earnings before interest, taxes, depreciation, and amortization ("EBITDA") in excess of a contractual threshold, or alternatively, based on excess unrestricted cash balances, subject to liquidity considerations and debt covenant restrictions.

NOTE 18 SIMPLE AGREEMENT FOR FUTURE EQUITY AND REVENUE SHARING AGREEMENT (CONTINUED)

Revenue Sharing Agreement (RSA) (Continued)

The Company's total payment obligation under the RSA is capped at two times the original SAFE investment amount ("the cap"). The RSA terminates upon payment of the cap, dissolution of the Company, or a change of control, at which time any unpaid portion of the cap becomes immediately payable. In lieu of cash payments, the investor may elect, within a specified election period, to have amounts otherwise payable under the RSA applied toward the repurchase of certain shares held by the investor.

For accounting purposes, the SAFE and RSA are accounted for together as a single hybrid financial instrument. The combined instrument does not meet the definition of a derivative under U.S. GAAP and is therefore not subject to derivative liability accounting or related derivative disclosures. The hybrid financial instrument is measured at fair value at each reporting date, with changes in fair value recognized in earnings.

Fair value is determined using valuation techniques that incorporate significant unobservable inputs, including assumptions related to expected future cash flows under the revenue sharing provisions, the probability and timing of conversion or settlement events, and the Company's forecasted operating performance. Accordingly, the fair value measurement is categorized as Level 3 within the fair value hierarchy.

The following table provides a reconciliation of the Company's SAFE and RSA liabilities for the year ended December 31, 2025:

Balance at Issuance	$ 1,230,200
Fair Value Adjustment	(174,962)
Balance as of December 31, 2025	$ 1,055,238

NOTE 19 SUBSEQUENT EVENT

Management has evaluated subsequent events through April 18, 2026, the date on which the consolidated financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

INFLUENCE MOBILE INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2025
(SEE INDEPENDENT AUDITORS' REPORT)

	Influence Mobile, Inc.	Influence Mobile Canada, Inc.	Eliminations	Consolidated Totals
ASSETS				
CURRENT ASSETS				
Cash	$ 483,205	$ 87,008	$ -	$ 570,213
Accounts Receivable, Net	427,060	3,421,691	(1,139,512)	2,709,239
Prepaid Expenses, Deposits, and Other Current Assets	520,606	111,835	-	632,441
Total Current Assets	1,430,871	3,620,534	(1,139,512)	3,911,893
NONCURRENT ASSETS				
Property, Plant, and Equipment, Net	38,245	5,001	-	43,246
Intangible Assets, Net	188,578	-	-	188,578
Goodwill, Net	1,708,518	-	-	1,708,518
Deferred Tax Assets	-	126,856	-	126,856
Advance to Related Party	-	9,991	-	9,991
Other Noncurrent Assets	12,214	4,418	-	16,632
Total Noncurrent Assets	1,947,555	146,266	-	2,093,821
Total Assets	$ 3,378,426	$ 3,766,800	$ (1,139,512)	$ 6,005,714
LIABILITIES AND SHAREHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts Payable	$ 1,727,019	$ 2,361,765	$ (1,139,512)	$ 2,949,272
Rewards Payable	443,286	-	-	443,286
Total Current Liabilities	2,170,305	2,361,765	(1,139,512)	3,392,558
NONCURRENT LIABILITIES				
SAFE Notes and RSAs	1,055,238	-	-	1,055,238
Total Noncurrent Liabilities	1,055,238	-	-	1,055,238
Total Liabilities	3,225,543	2,361,765	(1,139,512)	4,447,796
SHAREHOLDERS' EQUITY				
Share Capital:				
Common Shares	3,102,590	-	-	3,102,590
Preferred Shares	7,105,991	-	-	7,105,991
Total Share Capital	10,208,581	-	-	10,208,581
Additional Paid-In Capital	(132,420)	-	-	(132,420)
Accumulated Deficit	(9,923,278)	1,405,035	-	(8,518,243)
Total Shareholders' Equity	152,883	1,405,035	-	1,557,918
Total Liabilities and Shareholders' Equity	$ 3,378,426	$ 3,766,800	$ (1,139,512)	$ 6,005,714

INFLUENCE MOBILE INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025
(SEE INDEPENDENT AUDITORS' REPORT)

	Influence Mobile, Inc.	Influence Mobile Canada, Inc.	Eliminations	Consolidated Totals
REVENUES	$ 11,386,730	$ 25,242,719	$ (7,938,194)	$ 28,691,255
COST OF SALES	4,535,218	-	-	4,535,218
GROSS MARGIN	6,851,512	25,242,719	(7,938,194)	24,156,037
OPERATING EXPENSES				
General and Administrative Expenses	10,805,751	25,470,083	(7,938,194)	28,337,640
Total Operating Expenses	10,805,751	25,470,083	(7,938,194)	28,337,640
OPERATING LOSS	(3,954,239)	(227,364)	-	(4,181,603)
OTHER INCOME (EXPENSE)				
Interest Expense	-	(50,594)	-	(50,594)
Interest Income	38,883	2	-	38,885
Gain on Foreign Exchange	(429)	16,660	-	16,231
Fair Value Adjustment of SAFE Notes and RSAs	174,962	-	-	174,962
Other Income - Net	105,093	9,162	-	114,255
Total Other Income	318,509	(24,770)	-	293,739
LOSS BEFORE INCOME TAXES	(3,635,730)	(252,134)	-	(3,887,864)
EXPENSE FOR INCOME TAXES	(2,147,998)	80,424	-	(2,067,574)
NET LOSS	$ (5,783,728)	$ (171,710)	$ -	$ (5,955,438)